VIA EDGAR

January 16, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 7, 2017 File No. 333-221273

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in both its letter dated December 18, 2017, commenting on Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed December 7, 2017 (the “Registration Statement”), and its letter dated January 4, 2018 commenting on the correspondence filed by the Company on December 21, 2017.

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Comment Letter dated December 18, 2017

General

1.                  Please update the stock price on the cover page as of the most recent practicable date and revise page 7 and elsewhere to the extent disclosure is tied to the trading price. In this regard, we note the revised disclosure on page 20 of your expectation “to fund operational and investing needs” with the EFA. Please quantify the amounts you expect to be able to raise under current and assumed trading prices.

Response: In response to this Comment, the Company has amended the Registration Statement on the cover page, and elsewhere where pertinent, to reflect its January 9, 2018 market closing price of $0.0189 per share. Further, the Company amended its disclosure on page 20 to reflect the potential total proceeds to be received under the EFA under a range of trading prices, including the $0.0189 January 9, 2018 closing price and prices which are 30% greater and lesser than such price in order to reflect a range of possibilities depending on the price fluctuations which are typical of its common stock.

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Our Transactions with GHS, page 6

2.                  We note your response to comment 1 and have the following additional comments. First, we note the installment payments on your notes beginning in April 2018. Please disclose whether you have the ability to repay the indebtedness to GHS without recourse to monies to be received under the investment agreement and whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement.

Response: In response to this Comment, the Company has amended the Registration Statement under “Plans for Meeting Debt Obligations and Reaching Profitability” on page 21 to add disclosure regarding the Master Manufacturer Agreement (the “Agreement”) with CBD Alimentos SA de CV (“CBD”) recently reported in its Current Report on Form 8-K filed December 15, 2017. The Agreement, which calls for a minimum of 16 million cans of beverages to be supplied per year with an 8 million can initial order, will significantly expand the Company’s sales. The Company believes that revenues to be received from CBD under the Agreement, in combination with the Company’s other revenues, will be sufficient to fund required installment payments under the Notes. The Company has also included a tabular disclosure setting forth its expected revenues under the Agreement with CBD, it’s expected other revenues, its projected costs of sales and operating expenses, and it’s projected net income or loss for each quarter in 2018. The key assumptions underlying these expectations are noted with the table.

3.                  Additionally, we note your amended notes with GHS allow for conversion in the event of default. It appears that in the event of default, GHS will be able to convert the notes in full or in part based on the trading price during a 15 day period. Therefore, it appears GHS has further investment decisions to be made with respect to a significant number of common shares, which could be sold to pay for the shares in the equity line. Please advise us why you believe the investor is irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing such that the private offering should be considered completed prior to the filing of the registration statement.

Response: In response to this Comment, the Company and GHS have amended the Notes such that they are convertible only at the fixed price of $0.005 per share.

4.                  Please disclose the material terms of the amended GHS notes, including a description of the conversion right provision in the event of default, an explanation of the events of default and the installment payments. Please also disclose whether the convertible notes are currently in default.

Response: In response to Comment the Company has included a disclosure regarding the material terms of the Notes, as modified, including a statement that the Notes are not currently in default.

Selling Stockholder, page 15

5.                  We note that your equity financing agreement does not allow for the agreement to be assigned. However, on page 15 you state that the selling stockholder includes “donees, pledgees, transferees or other successors-in-interest” and that you have “prepared this prospectus to allow the selling stockholder or its successors, assignees....” Please revise.

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Response: In response to this Comment, the Company has amended the Registration Statement to remove any references to the selling stockholder’s transferees, successors, or similar tems.

Comment Letter dated January 4, 2018

1.                  We note your response to comments 3 and 4. It appears that under your proposed amendment to the notes the conversion rate is linked to your market price. Therefore, it appears that the investor is not irrevocably committed to acquire all the shares of common stock under the combined note and equity line financing. If you retain a market-based conversion price, please advise us why you believe the private offering should be considered completed prior to the filing of the registration statement.

Response: As discussed above, the Company and GHS have amended the Notes such that they are convertible only at a fixed price of $0.005 per share.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Rocky Mountain High Brands, Inc.

VIA EDGAR

January 16, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 7, 2017 File No. 333-221273

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in its letters dated December 18, 2017 and January 4, 2018, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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